Veritas DGC Inc.

February 23, 2006

Ms. Jill Davis

Branch Chief

United States Securities and Exchange Commission

100 F Street, N.W. Stop 7010

Washington, D.C. 20549-0405

VIA FAX NO. (202) 772-9368 AND REGULAR MAIL

Re:	Veritas DGC Inc.
Form 10-K for year ended July 31, 2005
Filed October 12, 2005
(Your File No. 1-7427)

Dear Ms. Davis:

This letter sets forth the responses of Veritas DGC Inc. (the “Company”) to the comments contained in your letter of February 13, 2006, addressed to Mr. Mark E. Baldwin relating to the Company’s Form 10-K for the year ended July 31, 2005 filed October 12, 2005. For your convenience, we have repeated your comment exactly as given in your letter and set forth our response below the request.

Note 3, Long-term Debt, page 35

1.              We note your response indicates that you believe the conversion option qualifies for the scope exception in paragraph 11 of SFAS 133 since you believe the conversion feature is both indexed to your own stock and would be classified in stockholders’ equity if freestanding. However, we note that one of the events that triggers the ability of the holder to convert is “the occurrence of a five consecutive trading day period in which the trading price of the notes was less than 95% of the closing price of your common stock on such day multiplied by the number of shares of your common stock issuable upon conversion of the notes.”  Please tell us how you concluded that this conversion feature meets the criteria of

10300 Town Park Drive, Houston, Texas 77072  Telephone 832/ 351-8300   Facsimile 832/ 351-8701

www.veritasdgc.com

being “indexed solely to your common stock,” and thus eligible for the paragraph 11(a) scope exception in SFAS 133. In this regard, it appears this feature may be considered indexed to an observable market, other than the market for your common stock, as noted in paragraph 5 of EITF 01-6. Please advise.

Response:

In our previous response letters, we have primarily commented on the conversion feature that allows for conversion of our debt if our common stock price reaches certain stock price targets. As discussed in those letters, we concluded that this conversion feature did not require separation from the debt agreement because it qualified for the scope exclusion in paragraph 11(a) in SFAS 133. As disclosed in our financial statements, there are other convertibility features embedded in the debt. At the time we issued the contingently convertible debt, we reviewed and evaluated each one of these features for potential embedded derivatives. The feature referred to in your comment above does not meet the scope exclusion in paragraph 11(a) in SFAS 133 because the feature is indexed to both the common stock price and the bond price. This parity conversion feature requires bifurcation. However, we concluded based on our analysis and our conversations with our underwriter for these notes, a major international financial institution which has experience with these types of financial instruments, that this parity conversion feature has de minimis value due to the negligible probability that the triggering event would ever occur. The purpose of this conversion feature is to provide liquidity in certain circumstances. It is our understanding that similar features rarely, if ever, are triggered. Any amount that may be calculated to assess the worth of this embedded derivative multiplied by this probability factor would equate to a minimal and immaterial overall value assigned to this derivative.

We thank you for the opportunity to respond to your questions and comments on our recent Form 10-K.

We acknowledge that:

•                  We at Veritas DGC Inc. are responsible for the adequacy and accuracy of the disclosure in our filings;

•                  Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 832-351-8866 if you have any questions or wish to discuss our response.

Sincerely,

/s/ Mark E. Baldwin
Mark E. Baldwin
Executive Vice President, Chief Financial Officer and Treasurer